September 21, 2016

VIA EDGAR

Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Susan Block

Attorney-Advisor

Re: HempTech Corp. - Request for Qualification

Offering Statement on Form 1-A

Filed August 3, 2016

File No. 024-10588

Dear Ms. Block:

We have amended our offering statement on Form 1-A as amendment #3, originally dated August 03, 2016, via EDGAR on September 21, 2016 per your comments dated September 20, 2016.

Please see our responses below which has been effected in the third amendment of Form 1-A;

Part II

Offering Circular Cover Page

1. We note your response to our prior comment 2 and reissue in part. Please explain how you calculate net proceeds of $18,000,000 when it appears that, assuming proceeds of $20,000,000, your listed costs in footnote 2 would appear to give you net proceeds of $19,225,000. Please also reconcile the information here with the first paragraph under

“Use of Proceeds,” which appears to indicate that the net proceeds are expected to be $20,000,000, after certain offering costs.

A-	We have amended the Form 1-A to reflect the changes. Please see below;

The estimated offering proceeds of $20,000,000 shown (assuming maximum offering conditions) are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the shares. These offering costs estimated to be (not including FundAmerica Securities, LLC and Crowdfunding portal): Accounting or Audit Fees of $15,000.00, Legal Fees of $10,000.00 Promoters Fees of $745,000.00 and Blue Sky Compliance Fees of $5,000.00. We estimate a net proceed of $19,225,000 which does not reflects anticipated charges by Crowdfunding portal, and FundAmerica. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."

The maximum gross proceeds from the sale of the shares of our common stock are $20,000,000. The net proceeds from the offering are expected to be approximately $19,225,000, after the payment of offering costs including printing, mailing, legal and accounting costs, and potential selling commissions and consulting fees that may be incurred. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management. The net proceeds from the placement of the shares will be used to provide capital for us to manage our recent contract to supply up to 1,000 grow-droid grow tents to American Indians, increase capacity of our manufacturing and production facility, retaining electrical and mechanical engineers, for sales and marketing human resources, equipment and for general working capital purposes.

Management

Executive Officers and Directors of HempTech

2. We note your response to our prior comment 10 and reissue in part. Please revise to give a brief account of the business experience during the past five years of each executive officer, director and significant employee. Refer to Item 10(c) of Part II to Form 1-A.

B-	We have amended the Form 1-A to reflect the changes. The executive officers, directors and significant employees are listed below as Mr. Talari, Mr. Verghese, Mr. Gardner and Mr. Defant. Please see below;

Sam Talari – Acting CEO, Director & Founder

Sam is the founder and Chairman of the Board of Directors of HempTech Corp. Raised as an entrepreneur, found his calling in incubating exciting leading edge technology companies in private and public sector. Mr. Talari holds 20 years of experience in a wide array of endeavors business ownership and management with a focus predominantly in entrepreneurial-based activities involving start-ups and stabilization. Mr. Talari has been the founder, manager and investor of several “Start-up” companies listed below:

Founder, Chairman at Biotica Pharmaceuticals

January 2015 -Present (1 year 9 months) Biotica Pharmaceuticals, a biopharmaceutical company, together with its subsidiaries, will engage in discovering, developing, and commercializing cannabinoid based medicines. It will operate through three segments: 1) Commercial, 2) Drug delivery systems and methods such as hydrophobic, 3) Cannabinoids Research and Development for neuropathic pain, esophagitis, cancer, Parkinson's and immune enhancement.

Founder, Chairman at CB Scientific

May 2014 -Present (2 years 5 months) CB Scientific is a premier award winning developer and manufacturer of analytical tools and products for the detection of THC in blood, urine and food products and cannabinoids (CBD) for medical patients, care givers, government agencies and law enforcement around the world.

Founder, Chairman at HempTech Corp.

February 2014 -Present (2 years 8 months) HempTech is an agritech (Agricultural Technology) company born out of five years of R&D on sophisticated secure communication protocols, sensors and devices. HempTech has been successful in innovating the industry's only secure, automated, active modular communication sensors and devices with big data analytics and active controls. HempTech brings the agricultural industry into the age of the IoT.

Chairman & CEO at Veracis Technology

April 2011 -Present (5 years 6 months) For 16-years Veracis has been implementing comprehensive asset tracking software and asset management solutions for organizations within the public and private sectors, across many vertical markets throughout the world. Veracis provides focus throughout all aspects of the asset life lifecycle, with turn-key solutions comprised of; software, services and automatic data capture technologies including; bar code, RFID, GPS and biometrics.

Founder, Chairman & CEO at PowerCon Systems Inc.

July 2009 -Present (7 years 3 months) PowerCon Systems is a developer of a leading edge integrated secure communications and sensor management platform. Our secure smart sensor-of-everything platform, known as Secure Intelligent Devices (SID) ™, has its foundation in proprietary software developed by the scientists at Corning Labs, and owned by PowerCon Systems. Our Platform incorporates a communications transport management system, device and data security management, and ultimately secure intelligent devices and sensors. PowerCon ushers the IoT age by aggregating secure communications, smart sensors and big data analytics.

Founder, Chairman, CEO and CFO at Infrax Systems, Inc.

March 2006 -Present (10 years 7 months) INFRAX Systems, Inc. provides a series of interrelated operational management, communications, and energy grid related products and services which enable a comprehensive and unified solution for communications and applications management of the Smart Grid, municipal and telecommunications networks. Our Wireline, Wireless and Fiber Optics network management solutions offer proprietary state-of-the-art software, professional services and integrated systems. INFRAX Systems have been in use by companies seeking the best solution in managing their networks for the past 10 years. The company's software solutions automate all aspects of the physical and logical layer management, threat detection, fault isolation and delivery of information. The scalability of the software systems permits the Company to target large Utilities and telecom companies servicing millions of global customers to medium-sized companies.

John Verghese – Chief Operating Officer & Director

John is Chief Operating Officer of HempTech Corporation. John is Chief Operating Officer of HempTech Corporation. He is a seasoned telecommunication expert with over 24 years of experience in building and operating local and wide area networks. He is experienced in all the functional areas of the telecom industry from planning, engineering and operations to sales and customer support.

John began his career in the US, working for Florida Power Corporation soon after receiving his MSEE from Florida Institute of Technology in Melbourne, Florida. When Progress Telecom was spun off from Florida Power Corporation in 1998, he was one of the first employees to move with the new company and run the planning group for the subsidiary. He has managed several significant projects while at Florida Power Corporation and was a key contributor to building the fiber optic network from Tallahassee to Tampa, facilitating the launch of Progress Telecom.

Over the eight years at Progress Telecom, John was the chief architect for building the broadband network that extended from Miami to New York, covering multiple cities along the route. With the sale of Progress Telecom to Level (3) communications, John joined Tower Cloud, Inc. in 2006 as VP of Engineering to plan and build fiber and microwave backhaul communication systems for wireless providers.

At Infrax systems, John took on the challenge of developing a smart card for electric residential utility meters. He managed the project using in-house engineers, local and overseas teams. He has a thorough understanding of the need for smart utility grids and the connectivity of devices creating Internet of Things. Mr. Verghese was COO of Infrax Systems from February 2010 until March 2014. Infrax Systems is a developer of Smart Grid related product and services.

As COO of HempTech Corp. he heads up the development and implementation of a variety of products and services for the Grow Industry that requires secure communication and controls. His deep technical and business skills along with his ability to hire and work with talented personnel are considered assets by the company. In addition to the technical areas, he also helps the senior leadership on contracts, mergers and acquisitions and funding activities.

Terry N. Gardner - Chief Technology Officer

Terry is Vice President of Engineering and Chief Technology Officer. He is responsible for the company’s engineering and consulting services to the commercial grow industry. Terry comes to HempTech Corp with over 30 years of experience in the utility telecommunications and controls industry. After graduating with a BSEE from the University of South Florida in the early 80’s, Terry embarked on an eighteen-year career with Florida Power Corporation. There he quickly moved through the engineering levels in telecommunications where he managed large construction projects and pioneered the concept of a utility subsidiary to market telecommunications facilities through fiber optic cable construction on utility transmission lines.

Terry left Florida Power Corporation in the late 90’s to work with Tampa Electric. Here he became a subject matter expert in distributive control systems and the Smart Grid. Terry’s most recent work has involved automated control, sensors and security for industrial sites and the indoor agriculture grow industry. His background in building automation, controls systems and sensors, along with his interests in advanced aquarium and hydroponics systems give him a unique background to provide engineered solutions for industrial indoor grow facilities.

Mr. Gardner worked for TICO electric from 1998 until 2012. TICO is the electricity provider for the Florida Tampa bay area.

Kevin Defant – Sr. Product Development Engineer

He started his career working for Pro-Tech Monitoring doing testing for GPS tracking technology, which was used by the Department of Corrections in the United States, Canada, England and Mexico.

After leaving Pro-Tech Monitoring in 2006 Kevin opened his own engineering consulting firm called Fidelity Engineering Group. His company provided services in various engineering disciplines including electrical and software engineering.

Mr. Defant left Fidelity Engineering Group to become VP of Engineering for Infrax Systems in 2011 prior to joining HempTech Corp. He is also certified in SCADA systems which focus on building automation technology and specialized in sensor technologies and designed and built sensors and control systems. This expertise has been instrumental in the success of HempTech Corp’s products. Using his unique skillsets Kevin can integrate HempTech Corp’s smart grow systems into existing grow environments. Kevin Defant is Director of Engineering and has a Bachelor of Science in Physics from the University of Alabama.

Interest of Management and Others in Certain Transactions

3. We note your response to our prior comment 13 and reissue in part. Please describe and disclose the transaction between the company and FutureLand that resulted in a receivable of $50,100 from FutureLand. Refer to Item 13 of Part II to Form 1-A.

C-	We have amended the Form 1-A to reflect the changes. Please see below;

The Accounts receivable of $50,100 on the balance sheet is a related party receivable from FutureLand Corp. The Accounts receivable was the result of consulting work by HempTech team on a grow project in southern Colorado for FutureLand Corp. The consulting consisted of researching water and power issues, facility design and construction cost. Our CEO, Sam Talari, is a director and majority shareholder of FutureLand Corp. This receivable represents all of the revenues recorded in the year ended 3-31-16.

Hence, on behalf of HempTech Corp (the “Company”), I respectfully request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A so that it may be qualified as soon thereafter as is practicable.

In so doing, the Company acknowledges the following:

● Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

● The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

● The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ Sam Talari

Sam Talari, CEO

HempTech Corp.

10901 ROOSEVELT BLVD, BLDG. C, SUITE 1000, SAINT PETERSBURG, FL 33716 ● (727) 474-1810 ● HEMPTECHCORP.COM